SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A
Rule 13e-3 Transaction Statement
under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. 4)
WHITEHALL JEWELLERS, INC.
(Name of the Issuer)
WHITEHALL JEWELLERS, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
965063100
(CUSIP Number of Class of Securities)

Jean K. FitzSimon, Esq.
Executive Vice President and General Counsel
Whitehall Jewellers, Inc.
155 N. Wacker Drive
Suite 500
Chicago, IL 60606
(312) 782-6800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
COPIES TO:
Lori Anne Czepiel, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
(212) 839-5300
and
John J. Sabl, Esq.
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
(312) 853-7000

This statement is filed in connection with (check the appropriate box):
a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☑ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$23,602,401	$2,525.46

(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 12,518,790 shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights, of Whitehall Jewellers, Inc. (the “Shares”) at the tender offer price of $1.60 per Share. The transaction value also includes the offer price of $1.60 multiplied by 2,232,711, the estimated number of options to purchase Shares that are currently outstanding and exercisable.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.
☑ Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,525.46
Form or Registration No.: Schedule TO and Schedule TO/A
Filing Parties: Prentice Capital Management, LP; Holtzman Opportunity Fund, L.P.; PWJ Funding LLC; PWJ Lending LLC; Holtzman Financial Advisors, LLC; SH Independence, LLC; Jonathan Duskin; Michael Zimmerman; Seymour Holtzman; WJ Holding Corp.; and WJ Acquisition Corp.
Date Filed: February 8, 2006 and February 22, 2006

Introduction
     This Amendment No. 4 to the Transaction Statement on Schedule 13E-3 of Whitehall Jewellers, Inc. (“Whitehall” or the “Company”), originally filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2006, as amended on March 7, 2006, March 9, 2006 and March 10, 2006 (as amended, the “Schedule 13E-3”) relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) by WJ Acquisition Corp. (“Purchaser”), WJ Holding Corp. (“Holdco”), Prentice Capital Management, LP (“Prentice”), Holtzman Opportunity Fund, L.P. (“Holtzman”, and together with Prentice, the “Investors”), PWJ Funding LLC (“PWJ Funding”), PWJ Lending LLC (“PWJ Lending”), Holtzman Financial Advisors, LLC, SH Independence, LLC, Jonathan Duskin, Michael Zimmerman and Seymour Holtzman (collectively referred to as the “Purchaser Group”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”), filed as exhibits to the Schedule TO of the Purchaser Group, filed with the SEC on February 8, 2006, as amended on February 22, 2006, March 6, 2006 and March 10, 2006 (as so amended, the “Schedule TO”).
     Prior to filing the Original Schedule 13E-3, the Company filed a Schedule 14D-9 Solicitation and Recommendation Statement on February 13, 2006, as amended on February 27, 2006, March 7, 2006, March 10, 2006 and March 17, 2006 (as so amended, the “Schedule 14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Schedule TO. The information set forth in the Schedule 14D-9, including all annexes and amendments thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9 or the Schedule TO
Item 15. Additional Information
     Item 15 of the Schedule 13E-3 is hereby amended and supplemented by adding the following information:
     At 5:00 p.m., New York City time, on March 16, 2006, the subsequent offering period expired. Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, Whitehall’s stockholders had tendered into the Offer, including the subsequent offering period, 8,432,824 Shares, representing approximately 50.3% of the outstanding Shares. The tendered Shares, together with the Shares already beneficially owned by the Purchaser Group represent approximately 76% of Whitehall’s outstanding voting power, or 12,716,619 Shares. All Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment by the Purchaser. As promptly as practicable, the Purchaser Group and the Company intend to take all action within their control to effect the Merger in which all remaining Whitehall stockholders will receive the same consideration for their Shares as the stockholders who tendered their Shares in the Offer.

     A copy of the press release issued by the Investors on March 17, 2006 is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.
Item 16. Exhibits
     Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit after Exhibit (a)(12):

(a)(13)	Press Release, dated March 17, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

WHITEHALL JEWELLERS, INC.
By:	/s/ John R. Desjardins
John R. Desjardins
Executive Vice President and Chief Financial Officer Date: March 17, 2006

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)	Letter dated February 13, 2006 from the Company to its stockholders (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on February 13, 2006)
(a)(2)	Press release issued by the Company on February 2, 2006 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(a)(3)	Offer to Purchase dated as of February 8, 2006 (incorporated by reference to Exhibit (a)(1)(i) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006, on March 6, 2006 and on March 10, 2006)
(a)(4)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006, on March 6, 2006 and on March 10, 2006)
(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006, on March 6, 2006 and on March 10, 2006)
(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006, on March 6, 2006 and on March 10, 2006)
(a)(7)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006, on March 6, 2006 and on March 10, 2006)
(a)(8)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006, on March 6, 2006 and on March 10, 2006)
(a)(9)	The following excerpts from the Company’s Definitive Proxy Statement dated as of December 27, 2005, filed with the SEC on December 27, 2006: “Proposal 1 — Background of the Financing,” “Proposal 1 — Interests of Certain Persons in the Financing,” “Proposal 3 — Executive Compensation and Other Information — Severance and Employment Agreements” and “Proposal 3 — Certain Relationships and Related Transactions” (incorporated by reference to Annex A of the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005)
(a)(10)	Schedule 14D-9 of the Company filed with the SEC on February 13, 2006, as amended on February 27, 2006, on March 7, 2006, on March 10, 2006 and on March 17, 2006*
(a)(11)	Schedule TO of the Purchaser Group filed with the SEC on February 8, 2006, as amended on February 22, 2006, on March 6, 2006 and on March 10, 2006*

(a)(12)	Press Release issued on March 10, 2006 ( incorporated by reference to Exhibit (a)(12) of the fourth amendment to the Company’s Schedule 13E-3 filed with the SEC on March 10, 2006)
(a)(13)	Press Release issued on March 17, 2006
(b)	Not applicable
(c)(1)	Fairness Opinion of Duff & Phelps, LLC dated February 1, 2006 (incorporated by reference to Annex II of the Company’s Schedule 14D-9 filed with the SEC on February 13, 2006, as amended on February 27, 2006 and March 3, 2006)
(c)(2)	Amended Superior Proposal Opinion of Duff & Phelps, LLC dated February 1, 2006 (incorporated by reference to Annex III of the Company’s Schedule 14D-9/A filed with the SEC on February 27, 2006)
(d)	Not applicable
(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule II to the Offer to Purchase filed as Exhibit (a)(1)(i) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006, as amended on February 22, 2006, on March 6, 2006, and on March 10, 2006)
(g)	Not applicable
* Previously Filed